

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2014

<u>Via Facsimile</u>
Sushil Dhiman
President and Chief Executive Officer
SMTC Corporation
635 Hood Road
Markham, Ontario, Canada L3R 4N6

  Re: SMTC Corporation
    Form 10-K for the Fiscal Year ended December 30, 2012
    Filed March 27, 2013
    Form 10-Q for the Quarterly Period ended June 30, 2013
    Filed August 8, 2013
    Form 10-Q for the Quarterly Period ended September 29, 2013
    Filed November 13, 2013
    File No. 000-31051

Dear Mr. Dhiman:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Stephen Krikorian

          Stephen Krikorian
          Accounting Branch Chief